                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 VENTURIAN CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   1 92330410
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                                 (CUSIP number)

                             Russell C. Hansen, Esq.
                             Gibson, Dunn & Crutcher
                       2029 Century Park East, Suite 4000
                              Los Angeles, CA 90067
                                 (310) 552-8500
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 1, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Page 1 of 15 Pages)

CUSIP NO.  1 92330410                 13D                  PAGE 2 OF 15 PAGES

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          QUARTERDECK PUBLIC EQUITIES, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
          N/A                                                            (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                       7          SOLE VOTING POWER
                                  63,005
    NUMBER OF          ---------------------------------------------------------
     SHARES            8          SHARED VOTING POWER
  BENEFICIALLY                    -0-
    OWNED BY           ---------------------------------------------------------
      EACH             9          SOLE DISPOSITIVE POWER
    REPORTING                     63,005
     PERSON            ---------------------------------------------------------
      WITH             10         SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          63,005
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

CUSIP NO.  1 92330410                 13D                  PAGE 3 OF 15 PAGES

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          QUARTERDECK EQUITY PARTNERS, INC.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
          N/A                                                            (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                       7          SOLE VOTING POWER
                                  63,005
    NUMBER OF          ---------------------------------------------------------
     SHARES            8          SHARED VOTING POWER
  BENEFICIALLY                    -0-
    OWNED BY           ---------------------------------------------------------
      EACH             9          SOLE DISPOSITIVE POWER
    REPORTING                     63,005
     PERSON            ---------------------------------------------------------
      WITH             10         SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          63,005
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

CUSIP NO.  1 92330410                 13D                  PAGE 4 OF 15 PAGES

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          JOHN B. KUTLER
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
          N/A                                                            (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------------------------------------------------------------------------------
                       7          SOLE VOTING POWER
                                  65,005
    NUMBER OF          ---------------------------------------------------------
     SHARES            8          SHARED VOTING POWER
  BENEFICIALLY                    -0-
    OWNED BY           ---------------------------------------------------------
      EACH             9          SOLE DISPOSITIVE POWER
    REPORTING                     65,005
     PERSON            ---------------------------------------------------------
      WITH             10         SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          65,005
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

CUSIP No. 020799 10 2                                            Page 5 of 15



                            ADDENDUM TO SCHEDULE 13D

           On June 28, 1998, Quarterdeck Equity Partners, Inc., a Delaware corporation ("QEP"), entered into a Private Placement Term Sheet (the "Term Sheet") with Venturian Corp., a Minnesota corporation (the "Issuer"). Pursuant to the Term Sheet, QEP has agreed that it or an affiliate would acquire 63,005 shares of the Issuer's common stock, $1.00 par value (the "Common Stock") at $7.00 per share, subject to approval by the Issuer's board of directors, which occurred on July 1, 1998. It is contemplated that the transaction will close within 14 days of the Term Sheet's execution (the "Closing Date") and that Quarterdeck Public Equities, LLC, a Delaware limited liability company ("Quarterdeck") will be the affiliate of QEP acquiring the Common Stock. Upon the purchase of these shares, Quarterdeck will beneficially own 63,005 out of 1,197,081 outstanding shares, or 5.3%, of the Common Stock.

           The Term Sheet also provides for the receipt by Quarterdeck from the Issuer of a $504,040 convertible debenture (the "Convertible Debenture"). The Convertible Debenture will bear interest at an annual rate of 11%. It will be convertible at $8.00 per share into shares of the Common Stock, for a total of 63,005 shares, at the option of Quarterdeck, during the period that begins 120 days after the Closing Date and ends three years after the Closing Date, at which time the Convertible Debenture will automatically convert into the shares of Common Stock. Upon conversion, Quarterdeck will beneficially own 126,100 out of 1,260,086 outstanding shares, or 10.0%, of the Common Stock.

           The Term Sheet, filed as Exhibit A hereto, contains a miscalculation in paragraph (2) under the heading "Securities." The number of outstanding shares of Common Stock after the transactions contemplated therein will be 1,260,086, not 1,260,084.

CUSIP No. 020799 10 2                                           Page 6 of 15

Item 1.    Security and Issuer

           The class of securities to which this Schedule 13D relates is the Common Stock, $1.00 par value (defined above as the "Common Stock") of Venturian Corp., a Minnesota corporation (defined above as the "Issuer"), whose principal executive offices are located at: 11111 Excelsior Boulevard, Hopkins, Minnesota 55343.

Item 2.    Identity and Background

           Quarterdeck is a limited liability company organized under the laws of Delaware. Its principal business is the investment in the Issuer. Its principal office and principal business address is 10100 Santa Monica Boulevard, Suite #1425, Los Angeles, California 90067.

           QEP is a corporation organized under the laws of Delaware. Its principal business is investing in the global aerospace and defense markets. Its principal office and principal business address is 10100 Santa Monica Boulevard, Suite #1425, Los Angeles, California 90067. QEP is the sole managing member of Quarterdeck.

           Jon B. Kutler is a citizen of the United States whose principal business address is 10100 Santa Monica Boulevard, Suite #1425, Los Angeles, California 90067. Mr. Kutler's principal occupation is as an investment banker with Quarterdeck Investment Partners, Inc. ("QIP"), an advisory investment bank. He is the Chairman, Treasurer, Director and sole stockholder of QEP. Mr. Kutler beneficially owns 2,000 shares of the Issuer's Common Stock. These shares were purchased in the open market on June 15, 1998, at $6.125 per share.

           John T. Chain is a citizen of the United States whose principal business address is 10100 Santa Monica Boulevard, Suite #1425, Los Angeles, California 90067. Mr. Chain's is a retired United States Air Force General. He is the President of QEP.

           Sara L. Kutler is a citizen of the United States whose principal business address is 10100 Santa Monica Boulevard, Suite #1425, Los Angeles, California 90067. Ms. Kutler's principal occupation is as the General Counsel of QIP. She is the Secretary and a Director of QEP.

           None of the persons or entities reporting hereunder nor, to their knowledge, any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

           None of the persons or entities reporting hereunder nor, to their knowledge, any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

           The source of funds used by Quarterdeck in making the purchase will be from Quarterdeck's members, which funds will be transferred to the Issuer on the Closing Date. With respect to Quarterdeck's right to acquire additional shares upon conversion of the Convertible Debenture, there will be no additional consideration due from Quarterdeck upon such conversion.

CUSIP No. 020799 10 2                                              Page 7 of 15

Item 4.    Purpose of Transaction

           The shares to be acquired by Quarterdeck (and those that may be acquired pursuant to the terms of the Convertible Debenture) will be acquired for investment purposes.

           (a) As described in the introductory paragraphs of the Addendum, pursuant to the Convertible Debenture, Quarterdeck also has the right to receive from the Issuer 63,005 additional shares of Common Stock. Such right is based on an election by Quarterdeck, at any time during the period that begins 120 days after the Closing Date and ends three years after the Closing Date, to convert it into an aggregate of 63,005 shares of Common Stock at a rate of $8.00 per share, adjusted for stock dividends, splits or similar events and to prevent dilution. At the end of this period, if Quarterdeck has not yet so elected, the Convertible Debenture will automatically convert into the 63,005 shares of Common Stock. Quarterdeck also anticipates acquiring additional shares of the Common Stock. Pursuant to the Term Sheet, QEP or an affiliate may acquire in the open market, subject to market conditions, up to $54,925 in shares of the Common Stock, but may not acquire any additional shares for two years from the date thereof, without the Issuer's written approval.

           (b)-(j)   Paragraphs (b)-(j) of Item 4 are inapplicable.

Item 5.    Interest in Securities of the Issuer

           (a)-(b) Reference is made to Items 7 through 13 of the Schedule 13D on pages 2-4 and Item 2 of the Addendum to the Schedule 13D on page 6, which items are incorporated by reference herein, for the description of the beneficial ownership of each reporting person herein.

           None of the persons named in Item 2, other than Quarterdeck, QEP and Mr. Kutler, beneficially owns or controls any securities of the Issuer.

           (c) None of the persons referred to in Item 5(a) has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth in Item 2 of this Addendum.

           (d)-(e)   Paragraphs (d)-(e) of Item 5 are inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           As disclosed in Item 4 above, the Term Sheet contemplates that the Issuer will execute the Convertible Debenture, which would grant Quarterdeck the right to acquire an additional 63,005 shares of Common Stock at a conversion rate of $8.00 per share commencing 120 days after the Closing Date.

CUSIP No. 020799 10 2                                              Page 8 of 15

Item 7.    Material to be Filed as Exhibits

           The following exhibits are attached to this Schedule 13D:

           Exhibit A -         $1 Million Private Placement Term Sheet, dated
June 28, 1998, by and between Venturian Corp. and Quarterdeck Equity Partners, Inc.

           Exhibit B -         Agreement With Respect to Joint Filing, dated
July 10, 1998, by and among Quarterdeck Public Equities, LLC, Quarterdeck Equity Partners, Inc. and Mr. Jon B. Kutler.

CUSIP No. 020799 10 2                                              Page 9 of 15

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     July 10, 1998

                                            QUARTERDECK PUBLIC EQUITIES, LLC
                                            a limited liability company
                                            organized under the laws of Delaware

                                                 By:  QUARTERDECK EQUITY
                                                      PARTNERS, INC.
                                                 Its: Managing Member


                                                 /s/ JON B. KUTLER
                                                 -----------------------------
                                                 By:  Jon B. Kutler
                                                 Its: Chairman

                                            QUARTERDECK EQUITY PARTNERS, INC.
                                            a corporation organized under the
                                            laws of Delaware


                                            /s/ JON B. KUTLER
                                            ----------------------------------
                                            By: Jon B. Kutler
                                            Its:  Chairman

                                            JON B. KUTLER
                                            an individual



                                            /s/ JON B. KUTLER
                                            ----------------------------------

CUSIP No. 020799 10 2                                              Page 10 of 15

                                  Exhibit Index


           Exhibit
           Number           Exhibit
           ------           -------


           1                $1 Million Private Placement Term Sheet, dated June
                            28, 1998, by and between Venturian Corp. and Quarterdeck Equity Partners, Inc.

           2                Agreement With Respect to Joint Filing, dated July
                            10, 1998, by and among Quarterdeck Public Equities,
                            LLC, Quarterdeck Equity Partners, Inc. and Mr. Jon
                            B. Kutler.